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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 15)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                ELISABETTA LUNATI
                               BANCA INTESA S.P.A.
                                  VIA VERDI, 8
                               MILAN 20121, ITALY
                               011 39 02 87963525

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                NOVEMBER 11, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 4 Pages)



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                                  SCHEDULE 13D

-----------------------------------
CUSIP No.   87927W10
-----------------------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Banca Intesa S.p.A.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of Italy
--------------------------------------------------------------------------------
      NUMBER OF SHARES            7.   SOLE VOTING POWER -            35,265,892
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH         ----------------------------------------------
                                  8.   SHARED VOTING POWER -       1,190,715,823
                                                                    (See Item 5)

                                  ----------------------------------------------
                                  9.   SOLE DISPOSITIVE POWER -        7,267,936


                                  ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER -  1,190,715,823
                                                                    (See Item 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   1,225,981,715
                                                                    (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   11.92%
                                                                    (See Item 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - CO

--------------------------------------------------------------------------------

                                       2
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     This Amendment No. 15 amends the Statement on Schedule 13D, dated October
19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on
Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 4.  PURPOSE OF TRANSACTION

     On November 11, 2003, Olimpia announced that it had convened a meeting of its board of directors to be held on November 13, 2003 for the purpose of considering and approving an increase in Olimpia's capital of up to euro 800 million, of which euro 700 million is intended to be used to purchase Telecom Italia Shares. A copy of a press release issued by Olimpia concerning the capital increase and the proposed acquisition of Telecom Italia Shares is filed as an Exhibit to Amendment No. 24 to Pirelli's Schedule 13D, dated November 12, 2003, filed as Exhibit 39 to this Schedule 13D and incorporated by reference herein. Information concerning the number of Telecom Italia Shares to be purchased by Olimpia (and the percentage of the total number of Telecom Italia Shares represented thereby) will be filed by amendment in the event that the proposed transaction is effected.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.           DESCRIPTION

Exhibit 39 Press release of Olimpia, dated as of November 11, 2003 (incorporated by reference to Exhibit 56 to the Schedule 13D, dated November 12, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)


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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  BANCA INTESA S.P.A.



                                                  By: /s/ Elisabetta Lunati
                                                      -------------------------
                                                      Name:   Elisabetta Lunati
                                                      Title:  Executive Manager


                                                      Dated:  November 28, 2003












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